INTL FCSTONE FINANCIAL INC.
(A Wholly Owned Subsidiary of
INTL FCStone Inc.)

Statement of Financial Condition and Supplementary Information

September 30, 2017

(With Report of Independent Registered Public Accounting Firm Thereon)

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8-51269

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____ **10/01/16** _____ AND ENDING _____ **09/30/17** _____

                                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **INTL FCSTONE FINANCIAL INC. (CRD # 45993)**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

329 PARK AVENUE NORTH, SUITE 350

(No. and Street)

WINTER PARK   **FLORIDA**   **32789**

(City)

(State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

WILLIAM J. DUNAWAY, CHIEF FINANCIAL OFFICER   **816-410-7129**

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP

(Name – *if individual, state last, first, middle name*)

1000 WALNUT STREET	**KANSAS CITY**	**MISSOURI**	**64106**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

 ☒   Certified Public Accountant

Public Accountant

Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____ **WILLIAM J. DUNAWAY** _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ **INTL FCSTONE FINANCIAL INC.** _____, as of _____ **SEPTEMBER 30** _____, 20 **17** __, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____



KRYSTIL SHEPHERD
Notary Public - Notary Seal
State of Missouri
Commissioned for Clay County
My Commission Expires: August 12, 2018
Commission Number: 14629524

_____   _____
                                                    Signature

_____ *Krystil Shepherd* _____   **CHIEF FINANCIAL OFFICER**
        Notary Public   Title

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☐ (c) Statement of Income (Loss).
☐ (d) Statement of Changes in Financial Condition.
☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
☐ (o) Independent Auditors' Report on Internal Accounting Control
☒ (p) Schedule of Segregation Requirements and Funds in Segregation – Customers' Regulated Commodity Futures Accounts Pursuant to CFTC Rule 1.10(d)2(iv).

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



KPMG LLP
Suite 1100
1000 Walnut Street
Kansas City, MO 64106-2162

Report of Independent Registered Public Accounting Firm

The Board of Directors
INTL FCStone Financial Inc.:

We have audited the accompanying statement of financial condition of INTL FCStone Financial Inc. (the Company) as of September 30, 2017 (the financial statement). The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Company as of September 30, 2017, in conformity with U.S. generally accepted accounting principles.

The supplemental information contained in Schedules I, II, III, IV, V, and VI has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statement. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statement or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5 and 17 C.F.R. §1.10. In our opinion, the supplemental information contained in Schedules I, II, III, IV, V, and VI is fairly stated, in all material respects, in relation to the financial statement as a whole.

KPMG LLP

November 29, 2017

INTL FCStone Financial Inc.
Statement of Financial Condition
September 30, 2017
(Amount in thousands, except par value and share amounts)

Assets

Cash and cash equivalents	$	24,433
Cash, securities and other assets segregated under federal regulations (including $22,596 at fair value)		377,416
Collateralized transactions:		
Securities purchased under agreements to resell		404,208
Securities borrowed		86,648
Deposits with and receivables from broker-dealers, clearing organizations and counterparties (including $174,194 at fair value)		2,285,665
Receivables from customers, net		154,859
Securities owned, at fair value (includes securities pledged as collateral that can be sold or repledged of $19,403)		1,517,820
Exchange and clearing organization memberships and stock, at cost		7,934
Deferred income taxes, net		2,743
Furniture, equipment, and leasehold improvements, net		4,260
Goodwill and intangible assets, net		19,994
Due from affiliates		1,198
Other assets		8,920
Total assets	$	4,896,098

Liabilities and Stockholder's Equity

Liabilities:		
Payables to:		
Customers	$	2,537,871
Broker-dealers, clearing organizations and counterparties (including $4,795 at fair value)		106,212
Lenders under loans		34,000
Affiliates		37,828
Accounts payable and accrued expenses		49,298
Collateralized transactions:		
Securities sold under agreements to repurchase		1,393,067
Securities loaned		111,092
Securities sold, not yet purchased, at fair value		359,199
Income taxes payable to INTL FCStone Inc.		10,272
Total liabilities		4,638,839

Commitments and contingencies (note 11)

Stockholder's equity:		
Common stock, $0.01 par value. Authorized 10,000 shares; issued and outstanding 1,000 shares		—
Additional paid-in capital		257,259
Retained earnings		—
Total stockholder's equity		257,259
Total liabilities and stockholder's equity	$	4,896,098

See accompanying notes to statement of financial condition.

Note 1 - Summary of Significant Accounting Policies and Related Matters

(a) *Description of Business*

INTL FCStone Financial Inc. ("the Company"), a corporation, was organized under the laws of the State of Florida on May 29, 1998. The Company is a wholly owned subsidiary of INTL FCStone Inc. (the "Parent" or "INTL FCStone").

The Company is a diversified financial services organization providing clearing, execution, custodial, risk management, advisory, brokerage, and market intelligence services across asset classes. The Company's services include comprehensive risk management advisory services for commercial customers; clearing and execution of debt and equity securities, listed futures, and options on futures contracts on all major securities and commodity exchanges; principal trading of fixed income and equity securities; and market-making in international equities.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Municipal Securities Rulemaking Board ("MSRB"). In addition, the Company is a registered futures commission merchant ("FCM") and a member of various commodities and futures exchanges in the United States ("U.S.") and abroad and, accordingly, is subject to the exchanges' various requirements and the regulatory requirements of the U.S. Commodity Futures Trading Commission ("CFTC").

On July 1, 2017, the Parent merged its wholly owned subsidiary Sterne, Agee & Leach, Inc. ("SALI"), a registered broker-dealer, into the Company.

The Company clears its securities transactions internally, or externally, primarily through BNY Mellon and its affiliate Pershing LLC ("Pershing"), and Broadcort, a division of Merrill Lynch, Pierce, Fenner & Smith, Inc. ("Broadcort") on a fully disclosed basis.

The Company conducts business activities throughout the U.S. and abroad, with offices or a presence in 14 states in the U.S., China, Brazil, United Kingdom, Singapore, Argentina, Paraguay, Columbia, and Mexico. Transactions in international markets are primarily settled in U.S. dollars.

(b) *Use of Estimates*

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. The most significant of these estimates and assumptions relate to fair value measurements for financial instruments and investments, valuation of goodwill and intangible assets, income taxes and contingencies. These estimates are based on management's best knowledge of current events and actions the Company may undertake in the future. The Company reviews all significant estimates affecting the statement of financial condition on a recurring basis and records the effect of any necessary adjustments prior to their issuance. Although these and other estimates and assumptions are based on the best available information, actual results could be materially different from these estimates.

(c) *Cash and Cash Equivalents*

The Company considers cash held at banks and all highly liquid investments to be cash and cash equivalents. Cash and cash equivalents include cash and foreign currency not deposited with or pledged to an exchange-clearing organization.

(d)   ***Cash, Securities and Other Assets Segregated Under Federal and Other Regulations***

Pursuant to requirements of the Commodity Exchange Act, funds deposited by customers relating to futures and options on futures contracts in regulated commodities must be carried in separate accounts, which are designated as segregated customer accounts. The deposits in segregated customer accounts are not commingled with the funds of the Company.

In accordance with Rule 15c3-3 of the Securities Exchange Act of 1934, the Company maintains separate accounts for the benefit of securities customers and proprietary accounts of broker dealers ("PABs"). These customer protection rules require the Company to maintain special reserve bank accounts ("SRBAs") for the exclusive benefit of securities customers and PABs.

At September 30, 2017, cash, securities and other assets segregated under federal regulations consisted of the following (see additional fair value disclosures in Note 6) (in thousands):

Cash held in SRBAs for the benefit of securities customers and PABs under Rule 15c3-3	$	20,703
Assets segregated and secured under Section 4d(2) of the Commodity Exchange Act and Commission Regulation 30.7		
Cash		334,117
Commodities warehouse receipts		20,981
U.S. government obligations		1,615
	$	377,416

(e)   ***Securities Purchased/Sold Under Agreements to Resell/Repurchase***

The Company enters into securities purchased under agreements to resell (reverse repurchase agreements) and securities sold under agreements to repurchase (repurchase agreements) primarily to finance financial instruments, acquire securities to cover short positions or to acquire securities for settlement.

Reverse repurchase agreements and repurchase agreements are treated as collateralized financing transactions and are recorded at their contractual amounts plus accrued interest. In connection with these agreements and transactions, it is the policy of the Company to receive or pledge cash or securities to adequately collateralize such agreements and transactions in accordance with general industry guidelines and practices. The value of the collateral is valued daily and the Company may require counterparties, or may be required by counterparties, to deposit additional collateral or return collateral pledged, when appropriate. The carrying amounts of these agreements and transactions approximate fair value due to their short-term nature and the level of collateralization.

(f) *Securities Borrowed and Loaned*

The Company enters into securities borrowed and securities loaned transactions. Securities borrowed and securities loaned are reported as collateralized financings. Securities borrowed and securities loaned transactions are recorded at the amount of cash collateral advanced or received. The Company receives collateral generally in excess of the market value of securities loaned. In connection with these agreements and transactions, it is the policy of the Company to receive or pledge cash or securities to adequately collateralize such agreements and transactions in accordance with general industry guidelines and practices. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary. Securities borrowed and securities loaned are reported on a gross basis. The carrying amount of these agreements and transactions approximate fair value due to their short-term nature and the level of collateralization.

(g) *Deposits with and Receivables from and Payables to Broker-Dealers, Clearing Organizations and Counterparties*

Deposits with clearing organizations pertain primarily to deposits made to satisfy exchange margin requirements on customer and proprietary open futures and options on futures positions and to satisfy the requirements set by clearing exchanges for clearing membership. Deposits with and receivables from and payables to broker-dealers, clearing organizations and counterparties are reported gross, except where a right of setoff exists.

In addition to margin, deposits with and receivables from exchange-clearing organizations include guaranty deposits. The guaranty deposits are held by the exchange-clearing organization for use in potential default situations by one or more members of the exchange-clearing organization. The guaranty deposits may be applied to the Company's obligations to the exchange-clearing organization, or to the exchange-clearing organization's obligations to other clearing members or third parties. Deposits with clearing organizations also includes cash on deposit with National Securities Clearing Corporation, Inc., MBS Clearing Corporation, Inc., Depository Trust and Clearing Corporation, Inc., The Options Clearing Corporation, Pershing, and Broadcort, as a condition of their clearing relationships.

Receivables from clearing organizations also include amounts due from or due to exchange-clearing organizations for daily variation settlements on open futures and options on futures positions. The variation settlements due from or due to exchange-clearing organizations are settled in cash on the following business day.

Deposits with and receivables from clearing organizations also include the unrealized gains and losses associated with customers' options on futures contracts. For customer owned derivative contracts, the fair value is offset against the payable to or receivable from customers.

The Company maintains customer omnibus and proprietary accounts with other clearing organizations, and the equity balances in those accounts along with any margin cash or securities deposited with the clearing organizations are included in deposits with and receivables from broker-dealers, clearing organizations and counterparties.

Receivables from broker-dealers and counterparties also include amounts receivable for securities sold but not yet delivered by the Company on settlement date ("fails-to-deliver") and net receivables arising from unsettled trades.

Payables to broker-dealers and counterparties primarily include amounts payable for securities purchased but not yet received by the Company on settlement date ("fails-to-receive") and net payables arising from unsettled trades.

These balances also include securities pledged by the Company on behalf of customers and customer-owned securities that are pledged. Securities pledged include U.S. Treasury bills and notes and instruments backed by U.S. government sponsored entities. The securities are adjusted to their fair value. For customer-owned securities, the change in fair value is offset against the payable to or receivables from customers. The securities, primarily U.S. government obligations, held by the Company as collateral or as margin have been deposited with exchange-clearing organizations, broker-dealers, clearing organizations and counterparties.

Management has considered accounting guidance as it relates to assets pledged by customers to margin their accounts. Based on a review of the agreements with the customer, management believes that a legal basis exists to support that the transferor surrenders control over those assets given the following three conditions are met: (a) the transferred assets have been isolated from the transferor - put presumptively beyond the reach of the transferor and its creditors, even in bankruptcy or other receivership, (b) each transferee has the right to pledge or exchange the assets (or beneficial interests) it received, and no condition both constrains the transferee (or holder) from taking advantage of its right to pledge or exchange and provides more than a trivial benefit to the transferor and (c) the transferor does not maintain effective control over the transferred assets through either (1) an agreement that both entitles and obligates the transferor to repurchase or redeem them before their maturity or (2) the ability to unilaterally cause the holder to return specific assets. Under this guidance, it is the Company's practice to reflect the customer collateral assets and corresponding liabilities in the statement of financial condition, as the rights to those securities have been transferred to the Company under the agreements with the customer.

At September 30, 2017, deposits with and receivables from and payables to exchange-clearing organizations, broker-dealers, clearing organizations and counterparties consisted of the following (see additional fair value disclosures in Note 6) (in thousands):

Deposits and receivables:		
Cash held with exchange-clearing organizations, broker-dealers, clearing organizations and counterparties	$	2,015,012
Due from or due to exchange-clearing organizations, clearing brokers and organizations and counterparties		7,533
Securities pledged to exchange-clearing organizations		198,877
Net option value		(33,340)
Guaranty deposits - cash and securities		67,559
To be announced ("TBA") and forward settling securities		8,657
Securities failed to deliver		21,367
	$	2,285,665
Payables:		
Clearing brokers and organizations and counterparties	$	77,155
TBA and forward settling securities		1,966
Securities failed to receive		27,091
	$	106,212

(h)   *Receivables from and Payables to Customers*

Receivables from customers, net includes the total of net deficits in individual exchange-traded futures and option on futures trading accounts carried by the Company and amounts due from other services provided to the Company's futures clients. Customer deficits arise from realized and unrealized trading losses on futures and options on futures and amounts due on cash and margin transactions. Customer deficit accounts are reported gross of customer accounts that contain net credit or positive balances, except where a right of setoff exists. Net deficits in individual exchange-traded trading accounts include both secured and unsecured deficit balances due from customers as of the statement of financial condition date. Secured deficit amounts are backed by U.S. Treasury bills and notes with a fair value of $1,009,696 and commodity warehouse receipts with a fair value of $32,625,457 as of September 30, 2017. These U.S. Treasury bills and notes and commodity warehouse receipts are not netted against the secured deficit amounts, as the conditions for right of setoff have not been met.

Receivables from customers, net also includes the net amounts receivable from securities customers in connection with the settlement of normal cash securities, margin loans to customers, and customer cash debits. It is the Company's policy to report margin loans and payables that arise due to positive cash flows in the same customer's accounts on a net basis when the conditions for netting as specified in U.S. GAAP are met. Customers' securities transactions cleared by the Company are recorded on a settlement date. Securities owned by customers including those that collateralize margin or other similar transactions, are not reflected on the statement of financial condition as the Company does not have title to those assets. In the event of uncompleted transactions on settlement date, the Company records corresponding receivables and payables, respectively. The carrying value of the receivables and payables approximates fair value due to their short-term nature.

Payables to customers represent the total of customer accounts with credit or positive balances. Customer accounts are used primarily in connection with normal cash securities and commodity derivative transactions and include gains and losses on open commodity trades as well as securities and other deposits made as required by the Company. Customer accounts with credit or positive balances are reported gross of customer deficit accounts, except where a right of setoff exists.

For regulatory purposes, certain customers, which would include persons who are affiliated with the Company or are principals, such as an officer or director, and any person who is materially involved in the management of the Company, are identified as noncustomers. A noncustomer account may not be carried as a customer account due to an affiliation with the Company. In a liquidation event, amounts owed to noncustomers are paid in the same priority as amounts owed to general creditors of the Company. These accounts are also referred to as proprietary accounts. As of September 30, 2017, receivables from and payables to customers included amounts from non-customers of $6,109,565 and $143,288,616, respectively.

The future collectibility of receivables from customers can be impacted by the Company's collection efforts, the financial stability of its customers, and the general economic climate in which it operates. The Company evaluates accounts that it believes may become uncollectible on a specific-identification basis, through reviewing daily margin deficit reports, the historical daily aging of the receivables, and by monitoring the financial strength of its customers. The Company may unilaterally close customer trading positions in certain circumstances. In addition, to evaluate customer margining and collateral requirements, customer positions are stress tested regularly and monitored for excessive concentration levels relative to the overall market size. The Company has an allowance for doubtful accounts of $81,812 as of September 30, 2017.

The Company generally charges off an outstanding receivable balance when all economically sensible means of recovery have been exhausted. That determination considers information such as the occurrence

of significant changes in the customer's financial position such that the customer can no longer pay the obligation, or that the proceeds from collateral will not be sufficient to pay the receivable balance.

(i) *Securities Owned and Sold, Not Yet Purchased, at fair value*

Securities owned and sold, not yet purchased, at fair value consist of financial instruments that settle in a regular way and are carried at fair value. Securities owned and sold, not yet purchased, at fair value consists of commodities warehouse receipts, exchange firm common stock not required in order to conduct business on the exchange, securities trading in connection with preferred stock, common and foreign ordinary stock, American Depository Receipts ("ADRs"), Global Depository Receipts ("GDRs"), corporate bonds, municipal bonds, U.S. Treasury obligations, U.S. government agency obligations, agency mortgage-backed obligations, asset-backed obligations, and foreign government obligations. Securities owned and sold, not yet purchased, are recorded on a trade date basis. For further information regarding the determination of fair value refer to Note 6.

(j) *Derivative Financial Instruments*

The Company acts as a principal and clearing and execution provider of derivative instruments. The Company accounts for derivative instruments as either assets or liabilities at fair value in the statement of financial condition. The Company does not elect hedge accounting for any derivative instrument for which the Company holds an interest.

The Company's accounting policy is such that open contracts with the same customer are netted at the account level, in accordance with netting arrangements in place with each party, as applicable and rights to reclaim cash collateral or obligations to return cash collateral are netted against fair value amounts recognized for derivative instruments with the same customer in accordance with the master netting arrangements in place with each customer.

(k) *Exchange and Clearing Organization Memberships and Stock, at Cost*

The Company holds certain exchange membership seats and exchange and clearing organization firm common stock and pledges them for clearing purposes, in order to provide the Company the right to process trades directly with the various exchanges and clearing organization. Exchange and clearing organization memberships and firm common stocks required in order to conduct business on the exchange are recorded at cost. The cost and fair value for exchange and clearing organization memberships and firm common stock required in order to conduct business on the exchange were $7,912,551 and $6,774,293, respectively, at September 30, 2017. The fair value of exchange firm common stock is determined by quoted market prices, and the fair value of exchange memberships is determined by recent sale transactions. The decline in the fair value of the exchange membership seats and common stock is temporary.

(l) *Furniture, Equipment, and Leasehold Improvements, net*

Furniture, equipment, and leasehold improvements, net is stated at cost, less accumulated depreciation and amortization. Expenditures that increase the value or productive capacity of assets are capitalized. When furniture, equipment, and leasehold improvements are retired, sold, or otherwise disposed of, the asset's carrying amount and related accumulated depreciation are removed from the accounts.

Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Furniture, equipment, and leasehold improvements are depreciated over three to ten years. Amortization of leasehold improvements is computed using the straight-line method over the shorter of the remaining lease term or the estimated useful life of the improvement.

(m) *Goodwill and Intangible Assets, net*

Goodwill is the cost of acquired companies in excess of the fair value of identifiable net assets at the acquisition date. Goodwill is tested for impairment on an annual basis at the fiscal year-end, and between annual tests if indicators of potential impairment exist. No impairment of goodwill has been identified during the period presented.

Identifiable intangible assets subject to amortization are amortized using the straight-line method over their estimated period of benefit, ranging from two to twenty years. Identifiable intangible assets are tested for impairment whenever events or changes in circumstances suggest that an asset's, or asset group's, carrying value may not be fully recoverable. Residual value is presumed to be zero for all identifiable intangible assets.

(n) *Other Assets*

Other assets primarily include prepaid assets, cash deposits paid on leased office space and dividend and accrued interest receivable. Prepaid assets primarily consist of advance payments made for services that will be charged to expense in future periods when services are received.

(o) *Income Taxes*

The Company is included in the consolidated federal and state income tax returns of its Parent. Income taxes are allocated to the Company using the pro-rata method. Tax accounts are settled periodically with the Parent.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Valuation allowances are established when necessary to reduce deferred tax assets to an amount that, in the opinion of management, is more likely than not to be realized.

The Company did not have any uncertain tax positions as of September 30, 2017. No amounts have been accrued for the payment of interest and penalties at September 30, 2017.

(p) *Subsequent Events*

Management has evaluated events and transactions through November 29, 2017, which is the date the financial statement was issued, for potential recognition or disclosure herein and has determined that no additional disclosures or adjustments are required.

Note 2 - Transfer to Net Assets Between Entities Under Common Control

Effective July 1, 2017, the Parent merged SALI into the Company, and accordingly the assets, liabilities and equity of SALI, were transferred into the Company. In accordance with ASC Topic 805, Business Combinations, common control transactions include a transfer of net assets between entities under common control, but do not result in a change in control at the ultimate parent or the controlling shareholder level. Common control transactions are accounted for at net book value rather than at fair value.

The transfer of the net assets of SALI was a common control transaction, and as a result was accounted for at the carrying amount of the net assets transferred of $35,016,602 on the date of the transfer, with retrospective adjustment. The prior year equity of $38,402,318 of SALI was combined with the stockholder's equity of INTL FCStone Financial, Inc. as of the beginning of the current year.

The effects of intercompany transactions on assets and liabilities for the period presented and on retained earnings at the beginning of the period were eliminated.

Note 3 - Net Capital Requirements

The Company is a broker-dealer subject to the SEC Uniform Net Capital Rule 15c3-1 (the Rule), which requires the maintenance of minimum net capital. The Company is a registered FCM and also subject to the net capital requirements of the CFTC Regulation 1.17. Under the more restrictive of these rules, the Company is required to maintain "adjusted net capital", equivalent to the greater of $1,000,000 or 8 percent of customer and noncustomer risk maintenance margin requirements on all positions, as these terms are defined.

Adjusted net capital and the related net capital requirement may fluctuate on a daily basis. The net capital requirements prohibit the payment of dividends to the Parent, if such payment would reduce the Company's net capital below required levels. Equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1.

The Company's adjusted net capital and minimum net capital requirement as of September 30, 2017 were as follows (in thousands):

Net capital	$	157,025
Minimum net capital requirement		73,950
Excess net capital	$	83,075

Note 4 - Segregated and Secured Requirements

Pursuant to requirements of the Commodity Exchange Act, funds deposited by customers of the Company relating to futures and options on futures in regulated commodities must be carried in separate accounts that are designated as segregated customers' accounts. The Company holds no cleared swaps or dealer option accounts customer segregated funds under section 4d(f) of the Commodity Exchange Act. Certain amounts in the accompanying table reflect reclassifications and eliminations required for regulatory filing and, as a result, may differ from those presented in the accompanying statement of financial condition.

Funds deposited by customers and other assets, which have been segregated as belonging to the commodity customers as of September 30, 2017 are as follows (in thousands):

Cash, at banks - segregated	$ 230,997
Securities held for customers in lieu of cash, at banks	1,615
Deposits with and receivables from:	
Exchange-clearing organizations, including securities, net of omnibus eliminations	1,994,409
Segregated funds on hand	20,980
Total customer-segregated funds	2,248,001
Amount required to be segregated	2,195,693
Excess funds in segregation	$ 52,308
Management target amount for excess funds in segregation	$ 35,000
Excess funds in segregation over management target for excess funds	$ 17,308

Funds deposited by customers and other assets, which are held in separate accounts for customers trading foreign futures and foreign options on futures on foreign commodity exchanges or boards of trade, as of September 30, 2017 are as follows (in thousands):

Cash - secured	$ 102,116
Equities with registered futures commission merchants	16,793
Amounts held by clearing organizations of foreign boards of trade	7,994
Amounts held by members of foreign boards of trade	38,193
Total customer-secured funds	165,096
Amount required to be set aside in separate Section 30.7 accounts	148,743
Excess set aside for secured amount	$ 16,353
Management target amount for excess funds in separate Section 30.7 accounts	$ 8,000
Excess funds in separate Section 30.7 accounts over management target amount excess	$ 8,353

Note 5 - Proprietary Accounts of Brokers

The Company, in its capacity as a securities clearing broker-dealer, clears transactions for certain proprietary accounts of brokers ("PABs"). A broker may only include assets in proprietary accounts as allowable assets in its net capital computation when the introducing broker and the clearing broker have entered into a PAB agreement. The Company, in its capacity as a clearing broker, prepared a reserve computation for the PAB accounts of all its introducing brokers, in accordance with the customer reserve computation guidelines set forth in Rule 15c3-3. At September 30, 2017, amounts held on deposit in special reserve bank accounts for the benefit of proprietary accounts of broker dealers were $13,459,520, which was in excess of the PAB reserve requirement of approximately $167,000.

Note 6 - Fair Value of Financial and Nonfinancial Assets and Liabilities

Fair value is defined by U.S. GAAP as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between willing market participants on the measurement date.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the

measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

In accordance with FASB ASC 820, *Fair Value Measurement*, the Company groups its assets and liabilities measured at fair value in three levels based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

Level 1 - Valuation is based upon unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. Level 1 consists of financial assets and liabilities whose fair values are estimated using quoted market prices.

Level 2 - Valuation is based upon quoted prices for identical or similar assets or liabilities in markets that are less active, that is, markets in which there are few transactions for the asset or liability that are observable for substantially the full term. Included in Level 2 are those financial assets and liabilities for which fair values are estimated using models or other valuation methodologies. These models are primarily industry-standard models that consider various observable inputs, including time value, yield curve, volatility factors, observable current market and contractual prices for the underlying financial instruments, as well as other relevant economic measures.

Level 3 - Valuation is generated from prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity). Level 3 comprises financial assets and liabilities whose fair value is estimated based on internally developed models or methodologies utilizing significant inputs that are not readily observable from objective sources. As of September 30, 2017, the Company did not have any Level 3 financial assets or liabilities.

The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs.

A market is active if there are sufficient transactions on an ongoing basis to provide current pricing information for the asset or liability, pricing information is released publicly, and price quotations do not vary substantially either over time or among market makers. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the reporting entity.

The Company considers counterparty credit risk of all parties to outstanding derivative instruments that would be considered by a market participant in the transfer or settlement of such contracts (exit price). The Company has limited exposure to credit risk on derivative financial instruments as all exchange-traded or cleared contracts held can be settled on an active market with the credit guarantee by the respective exchange.

The following section describes the valuation methodologies used by the Company to measure classes of financial instruments at fair value and specifies the level within the fair value hierarchy where various financial instruments are generally classified.

The Company uses quoted prices in active markets, where available, and classifies such instruments within Level 1 of the fair value hierarchy. Examples include options on futures contracts traded on national exchanges using quoted prices from national exchanges in which the Company executes transactions for customer and proprietary accounts, exchange-cleared swaps and options which are valued using exchange closing prices, corporate and municipal bonds, certain common, preferred stock, ADRs, and GDRs, certain exchangeable foreign ordinary equities, ADRs, and GDRs, and U.S. Treasury obligations.

The fair value of exchange common stock and commodities warehouse receipts are determined by quoted market prices, and the fair value of exchange memberships is determined by recent sale transactions. Exchange common stock, exchange memberships, and commodities warehouse receipts are classified as Level 1.

When instruments are traded in secondary markets and quoted prices do not exist for such securities, the Company generally relies on internal valuation techniques or prices obtained from third-party pricing services or brokers or a combination thereof, and accordingly, classified these instruments as Level 2. Examples include U.S. government agency obligations, agency-mortgage backed obligations, asset-backed obligations, foreign government obligations, certain common and preferred stock, ADRs, and GDRs, and certain exchangeable foreign ordinary equities, ADRs, and GDRs.

Securities owned and sold are primarily valued using third party pricing sources that are subject to price verification procedures performed by separate internal personnel. Third party vendors compile prices from various sources and often apply matrix pricing for similar securities when no prices are observable. The Company reviews the pricing methodologies provided by the various vendors in order to determine if observable market information is being used, versus unobservable inputs. When evaluating the propriety of an internal trader price compared with vendor prices, considerations include the range and quality of vendor prices. Trader or broker prices are used to ensure the reasonableness of a vendor price; however valuing financial instruments involves judgments acquires from knowledge of a particular market. If a trader asserts that a vendor or market price is not reflective of market value, justification for using the trader price, including recent sales activity where possible, must be provided to and approved by the appropriate levels of management.

The fair value estimates presented herein are based on pertinent information available to management as of September 30, 2017. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of this financial statement since that date and current estimates of fair value may differ significantly from the amounts presented herein.

The following table summarizes the Company's financial assets and liabilities recorded at fair value on a recurring basis as of September 30, 2017, by level within the fair value hierarchy (in thousands):

| | September 30, 2017 | | | | |
	Level 1	Level 2	Level 3	Netting and Collateral [1]	Total
Assets:					
Commodities warehouse receipts	$ 20,981	$ —	$ —	$ —	$ 20,981
U.S. Treasury obligations	1,615	—	—	—	1,615
Securities and other assets segregated under federal and other regulations	22,596	—	—	—	22,596
U.S. Treasury obligations	198,877	—	—	—	198,877
TBA and forward settling securities	—	8,781	—	(124)	8,657
Derivatives	2,565,505	—	—	(2,598,845)	(33,340)
Deposits with and receivables from broker-dealers, clearing organizations and counterparties	2,764,382	8,781	—	(2,598,969)	174,194
Common and preferred stock, ADRs, and GDRs	31,192	3,378	—	—	34,570
Exchangeable foreign ordinary equities, ADRs, and GDRs	9,209	1,241	—	—	10,450
Corporate and municipal bonds	28,187	—	—	—	28,187
Agency mortgage-backed obligations	—	920,904	—	—	920,904
Asset-backed obligations	—	47,290	—	—	47,290
U.S. Treasury obligations	60,010	—	—	—	60,010
U.S. government agency obligations	—	368,906	—	—	368,906
Foreign government obligations	—	869	—	—	869
Commodities warehouse receipts	38,488	—	—	—	38,488
Exchange firm common stock	8,146	—	—	—	8,146
Securities owned, at fair value	175,232	1,342,588	—	—	1,517,820
Total assets at fair value	$ 2,962,210	$ 1,351,369	$ —	$ (2,598,969)	$ 1,714,610
Liabilities:					
TBA and forward settling securities	$ —	$ 4,919	$ —	$ (124)	$ 4,795
Derivatives	2,449,914	—	—	(2,449,914)	—
Payables to broker-dealers, clearing organizations and counterparties	2,449,914	4,919	—	(2,450,038)	4,795
Common and preferred stock, ADRs, and GDRs	33,735	678	—	—	34,413
Exchangeable foreign ordinary equities, ADRs, and GDRs	10,299	209	—	—	10,508
Corporate and municipal bonds	290	—	—	—	290
Agency mortgage-backed obligations	—	140	—	—	140
U.S. Treasury obligations	285,889	—	—	—	285,889
U.S. government agency obligations	—	27,954	—	—	27,954
Foreign government obligations	—	5	—	—	5
Securities sold, not yet purchased, at fair value	330,213	28,986	—	—	359,199
Total liabilities at fair value	$ 2,780,127	$ 33,905	$ —	$ (2,450,038)	$ 363,994

[1] Represents cash collateral and the impact of netting across the levels of the fair value hierarchy. Netting among positions classified within the same level are included in that level.

All common stock and ADRs represent equities of foreign entities denominated in U.S. dollars. Foreign ordinary stock represents foreign equities denominated in foreign currency translated to U.S. dollars.

Note 7 - Derivative Instruments and Hedging Activities

The Company provides clearing and execution of exchange-traded futures and options on futures for middle-market intermediaries, end-users, producers of commodities and the institutional and professional trader market segments.

The Company also has derivative instruments, which consist of agency mortgage-backed TBA securities and forward settling transactions that are used to manage risk exposures in the fixed income trading inventory. The fair value of these transactions are recorded in receivables or payables to broker-dealers, clearing organizations and counterparties. TBA and forward settling securities represent non-regular way securities.

See Note 6 and Note 17 for additional information about the fair value of financial instruments held, and the Company's exposure to credit risk on derivative instruments.

The following table presents the fair value of the Company's derivative instruments and location on the statement of financial condition (in thousands).

	September 30, 2017	
	Assets [1]	Liabilities [1]
Derivative contracts not accounted for as hedges:		
Exchange-traded commodity derivatives	$ 2,049,798	$ 1,948,944
Exchange-traded foreign exchange derivatives	65,971	51,970
Exchange-traded interest rate derivatives	228,436	203,567
Exchange-traded equity index derivatives	221,300	245,433
TBA and forward settling securities	8,781	4,919
Gross fair value of derivative contracts	2,574,286	2,454,833
Impact of netting and collateral	(2,598,969)	(2,450,038)
Total fair value included in 'deposits with and receivables from broker-dealers, clearing organizations, and counterparties'	$ (24,683)	
Total fair value included in 'payables to broker-dealers, clearing organizations and counterparties		$ 4,795

[1] As of September 30, 2017, the Company's derivative contract volume for open positions was approximately 6.1 million contracts.

As of September 30, 2017, TBA and forward settling securities are summarized as follows (in thousands):

	Gain / (Loss)	Notional Amounts
Unrealized gain on TBA securities purchased within payables to broker-dealers, clearing organizations and counterparties and related notional amounts (1)	$ 29	$ 51,335
Unrealized loss on TBA securities purchased within payables to broker-dealers, clearing organizations and counterparties and related notional amounts (1)	$ (2,858)	$ 1,236,770
Unrealized gain on TBA securities sold within deposits with and receivables from broker-dealers, clearing organizations and counterparties and related notional amounts (1)	$ 5,786	$ (1,881,903)
Unrealized loss on TBA securities sold within deposits with and receivables from broker-dealers, clearing organizations and counterparties and related notional amounts (1)	$ (95)	$ (404,102)
Unrealized loss on forward settling securities purchased within payables to broker-dealers, clearing organizations and counterparties and related notional amounts.	$ (1,966)	$ 882,898
Unrealized gain on forward settling securities sold within deposits with and receivables from broker-dealers, clearing organizations and counterparties and related notional amounts.	$ 2,967	$ (590,244)

(1) The notional amounts of these instruments reflect the extent of the Company's involvement in TBA securities and do not represent risk of loss due to counterparty non-performance.

Note 8 - Securities Financing Transactions

The Company enters into securities purchased under agreements to resell, securities sold under agreements to repurchase, securities borrowed and securities loaned transactions to, among other things, finance financial instruments, acquire securities to cover short positions, acquire securities for settlement, and to accommodate counterparties' needs. These agreements are recorded as collateralized financings at their contractual amounts plus accrued interest. In connection with these agreements and transactions, it is the policy of the Company to receive or pledge cash or securities to adequately collateralize such agreements and transactions in accordance with general industry guidelines and practices. The value of the collateral is valued daily and the Company may require counterparties to deposit additional collateral or return collateral pledged, when appropriate. The carrying amounts of these agreements and transactions approximate fair value due to their short-term nature and the level of collateralization.

The Company pledges financial instruments owned to collateralize repurchase agreements agreements. At September 30, 2017, financial instruments owned, at fair value of $19,402,694 were pledged as collateral under repurchase agreements. The counterparty has the right to repledge the collateral in connection with these transactions. These financial instruments owned have been pledged as collateral and have been parenthetically disclosed on the statement of financial condition.

The Company also has repledged securities borrowed and securities held on behalf of correspondent brokers to collateralize securities loaned agreements with a fair value of $108,416,848.

In addition, as of September 30, 2017, the Company pledged financial instruments owned, at fair value of $1,406,627,013 as collateral for tri-party repurchase agreements. For these securities, the counterparties do not have the right to sell or repledge the collateral.

At September 30, 2017, the Company has accepted collateral that it is permitted by contract to sell or repledge. This collateral consists primarily of securities received in reverse repurchase agreements, securities borrowed agreements, and margin securities held on behalf of correspondent brokers. The fair value of such collateral at September 30, 2017, was $631,671,219 of which $306,878,318 was used to cover securities sold short which are recorded in financial instruments sold, not yet purchased on the statement of financial condition. In the

normal course of business, this collateral is used by the Company to cover financial instruments sold, not yet purchased, to obtain financing in the form of repurchase agreements, and to meet counterparties' needs under lending arrangements. At September 30, 2017, substantially all of the above collateral had been delivered against financial instruments sold, not yet purchased or repledged by the Company to obtain financing.

The following table provides the contractual maturities of gross obligations under repurchase and securities lending agreements as of September 30, 2017 (in thousands):

	Overnight and Open	Less than 30 Days	30-90 Days	Over 90 Days	Total
Securities sold under agreements to repurchase	$ 640,167	$432,900	$320,000	— $	1,393,067
Securities loaned	$ 111,092	—	—	— $	111,092
Gross amount of secured financing	$ 751,259	$432,900	$320,000	— $	1,504,159

The following table provides the underlying collateral types of the gross obligations under repurchase and securities lending agreements as of September 30, 2017 (in thousands):

Securities sold under agreements to repurchase:

U.S. Treasury obligations	$	7,010
U.S. government agency obligations		332,550
Asset-backed obligations		36,407
Agency mortgage-backed obligations		1,017,100
Total securities sold under agreements to repurchase		1,393,067

Securities loaned:

Common stock		111,092
Total securities loaned		111,092
Gross amount of secured financing	$	1,504,159

Note 9 - Property and Equipment, net

Furniture, equipment, and leasehold improvements are stated at cost, less accumulated depreciation and amortization.

The following is a summary of furniture, equipment, and leasehold improvements as of September 30, 2017 (in thousands):

Furniture and equipment	$	2,355
Computer software and hardware		3,952
Leasehold improvements		5,057
		11,364
Less accumulated depreciation		(7,104)
	$	4,260

Note 10 - Goodwill and Intangible Assets, net

The Company has total goodwill of $12,565,740 as of September 30, 2017.

The gross and net carrying values of intangible assets as of September 30, 2017 by major intangible asset class are as follows (in thousands):

| | September 30, 2017 | | |
	Gross Amount	Accumulated Amortization	Net Amount
Intangible assets subject to amortization:			
Software programs/platforms	$ 1,505	$ (1,260)	$ 245
Customer base	12,778	(5,596)	7,182
	$ 14,283	$ (6,856)	$ 7,427

Note 11 - Credit Facilities

On April 4, 2017, the Company amended its committed unsecured line of credit agreement, with a syndicate of lenders, administered by Bank of Montreal, under which the Company may borrow up to $75,000,000. This credit facility provides short-term funding of margin to commodity exchanges as necessary. The credit facility expires on April 5, 2018, and is subject to annual review. These borrowings are payable on demand.

The continued availability of this credit facility is subject to the Company's financial condition and operating results continuing to be satisfactory as set forth in the agreement. Borrowings under the credit facility are on a demand basis and bear interest at the Base Rate, as defined, plus 2.00%, which was 6.25% as of September 30, 2017. The agreement contains financial covenants related to the Company's tangible net worth, excess net capital, and maximum allowable net loss over a trailing twelve month period, as defined. The Company was in compliance with these covenants throughout the fiscal year, including as of September 30, 2017. Unused portions of the margin line require a commitment fee of 0.50% on the unused commitment. There were no borrowings outstanding under this credit facility at September 30, 2017.

During the next twelve months, the Company's committed credit facility is scheduled to expire. While there is no guarantee that the Company will be successful in renewing this agreement as it expires, the Company believes it will be able to do so.

The Company has a secured, uncommitted loan facility, under which the Company may borrow up to $50,000,000, collateralized by commodity warehouse receipts, to facilitate U.S. commodity exchange deliveries of its customers, subject to certain terms and conditions of the credit agreement. Borrowings under the credit facility bear interest at the Fed Funds Rate, as defined, plus 2.5%. There are no commitment fees related to this credit arrangement. There were $23,000,000 in borrowings outstanding under this credit facility at September 30, 2017.

The Company also has a secured uncommitted loan facility under which the Company may borrow for short term funding of firm and customer securities margin requirements, subject to certain terms and conditions of the agreement. The uncommitted maximum amount available to be borrowed is not specified, and all requests for borrowing are subject to the sole discretion of the lender. There were no borrowings outstanding under this credit facility at September 30, 2017.

The Company also has a secured uncommitted loan facility under which it may borrow up to $100,000,000 for short term funding of firm and customer securities margin requirements, subject to certain terms and conditions of the agreement. The loans are payable on demand and bear interest at a rate mutually agreed to with the lender. The borrowings are secured by first liens on firm owned marketable securities or customer owned securities

which have been pledged to the Company. There were $11,000,000 in borrowings outstanding under this credit facility at September 30, 2017.

Note 12 - Commitments and Contingencies

Operating Leases

The Company leases office facilities, equipment, and automobiles for various terms under noncancelable operating lease agreements. The leases expire on various dates through 2027, and provide for renewal options. In the normal course of business, it is expected that these leases will be renewed or replaced by similar lease agreements. Most of the leases provide that the Company pay taxes, maintenance, insurance, and other expenses. Minimum rent payments under operating leases are recognized on a straight-line basis over the term of the lease, including rent concessions or holidays.

The following table summarizes future minimum lease payments required under the various operating lease agreements (in thousands):

Fiscal year ending September 30,		
2018	$	3,864
2019		3,864
2020		3,671
2021		3,149
2022 and beyond		3,929
Total	$	18,477

Purchase and Other Commitments

Purchase and other commitments primarily include certain service agreements related to the use of front-office and back-office trading software systems and clearing agreements. Purchase and other commitments as of September 30, 2017 for less than one year, and one to three years were $450,000 and $487,000, respectively and none after three years.

Securities sold, not yet purchased represent obligations of the Company to purchase specified financial instruments in the market at prevailing prices. Consequently, the Company's ultimate obligation to satisfy securities sold, not yet purchased may exceed the amounts recognized on the accompanying statement of financial condition.

Securities Clearing Arrangement Indemnifications and Termination Fees

The Company clears its securities transactions either internally, or externally primarily through Broadcort and Pershing, under clearing agreements with both parties. The agreements call for termination fees if the Company terminates either agreement without cause, or if one of the parties terminates either agreement for cause, as specified within the agreements. The maximum amount of termination fees related to these parties is $300,000.

In the normal course of its business, the Company indemnifies and holds Broadcort and Pershing harmless against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the statement of financial condition for these indemnifications.

Exchange and Clearing Organization Member Guarantees

The Company is a member of various exchanges that trade and clear futures and options on futures contracts and a clearing organization that clears and settles securities transactions. Associated with its membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange. While the rules governing different exchange memberships vary, in general, the Company's guarantee obligations would arise only if the exchange had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other nondefaulting members of the exchange. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the statement of financial condition for these agreements and believes that any potential requirement to make payments under these agreements is remote.

Legal Proceedings

Certain conditions may exist as of the date the financial statement is issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. The Company assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company's legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a material loss had been incurred at the date of the financial statement and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company's financial statement. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, would be disclosed. Neither accrual nor disclosure is required for loss contingencies that are deemed remote. The Company accrues legal fees related to contingent liabilities as they are incurred.

From time to time and in the ordinary course of business, the Company is involved in various legal actions and proceedings, including tort claims, contractual disputes, employment matters, workers' compensation claims and collections. The Company carries insurance that provides protection against certain types of claims, up to the limits of the respective policy.

The following is a summary of a potentially significant legal matter involving the Company.

Sentinel Litigation

Prior to the July 1, 2015 merger into INTL FCStone Financial Inc., FCStone, LLC had a portion of its excess segregated funds invested with Sentinel Management Group Inc. ("Sentinel"), a registered FCM and an Illinois-based money manager that provided cash management services to other FCMs. In August 2007, Sentinel halted redemptions to customers and sold certain of the assets it managed to an unaffiliated third party at a significant discount. On August 17, 2007, subsequent to Sentinel's sale of certain assets, Sentinel filed for bankruptcy protection. In aggregate, approximately $15,500,000 of FCStone, LLC's approximately $21,900,000 in invested funds were returned to it before and after Sentinel's bankruptcy petition.

In August 2008, the bankruptcy trustee of Sentinel filed adversary proceedings against FCStone, LLC, and a number of other FCMs in the Bankruptcy Court for the Northern District of Illinois. The case was subsequently reassigned to the U.S. District Court, for the Northern District of Illinois. In the complaint, the trustee sought avoidance of alleged transfers or withdrawals of funds received by FCStone, LLC and other FCMs within 90 days prior to the filing of the Sentinel bankruptcy petition, as well as avoidance of post-petition distributions

and disallowance of the proof of claim filed by FCStone, LLC. The trustee sought recovery of pre- and post-petition transfers totaling approximately $15,500,000.

The trial of this matter took place during October 2012. The trial court entered a judgment against FCStone, LLC in January 2013. In January 2013, the trial court entered an agreed order, staying execution and enforcement, pending an appeal of the judgment. In March 2014, the appeal court ruled in favor of FCStone, LLC. In April 2014, the trustee filed a petition for rehearing of the appeal. In May 2014, the U.S. Court of Appeals for the Seventh Circuit denied the petition. The trustee did not file a writ for certiorari with the U.S. Supreme Court during the time allowed to do so.

In February 2015, based on a new theory, the trustee filed a motion for judgment against FCStone, LLC in the U.S. District Court, for the Northern District of Illinois, which sought to claw back the post-petition transfer of approximately $14,500,000 and to recover the funds held in reserve in the name of FCStone, LLC. FCStone, LLC filed its opposition brief and an associated motion for judgment in March 2015.

In March 2016, the U.S. District Court for the Northern District of Illinois entered an order in favor of FCStone, LLC (now INTL FCStone Financial Inc.) and against the trustee on the trustee's post-petition claim, in light of the Seventh Circuit's opinion. The same court previously ruled against INTL FCStone Financial and in favor of the trustee with respect to the funds held in reserve accounts.

In April 2016, INTL FCStone Financial filed a notice of appeal to the U.S. Court of Appeals for the Seventh Circuit relating to the portion of the final judgment dated March 28, 2016 of the district court and INTL FCStone Financial's claim to funds in reserve accounts. In April 2016, the trustee filed a notice of appeal from the March 28, 2016 final judgment of the district court. During April 2016, the court consolidated the two appeals and directed the trustee to file an opening brief. In June 2016, the trustee filed its appellate brief. In August 2016, the Futures Industry Association, Inc. filed a voluntary brief in support of INTL FCStone Financial's cross-appeal.

Oral argument was heard in the Seventh Circuit on June 7, 2017. On August 14, 2017, the Seventh Circuit ruled in favor of all of INTL FCStone Financial's arguments. The trustee petitioned the Seventh Circuit for a rehearing on September 11, 2017, seeking reconsideration of the court's prior ruling. On October 2, 2017, that petition was denied. With the Seventh Circuit having issued a mandate requiring the U.S. District Court for the Northern District of Illinois to enter a judgment in favor of INTL FCStone Financial on all counts on the issue of liability, INTL FCStone Financial filed a motion in the District Court on October 13, 2017 for an order directing the distribution of reserve funds in the approximate amount of $2,000,000. This motion was argued in the District Court on October 19, 2017, and the District Court directed the parties to file proposed orders relating to the distribution of the reserve funds.

On October 24, 2017, INTL FCStone Financial Inc. submitted a judgment order and an order directing the trustee to carry out the requirements of the judgment. On October 24, 2017, the trustee filed an objection to INTL FCStone Financial's motion, and on November 8, 2017, INTL FCStone Financial filed its reply. The parties appeared before the District Court on November 28, 2017 to address all pending motions.

The Company has determined that losses related to this matter are neither probable nor reasonably possible. The Company believes the case is without merit and intends to defend itself vigorously.

Note 13 - Share-Based Compensation

The Parent sponsors a share-based stock option plan (the Plan) available for its directors, officers, and employees. The Plan permits the issuance of shares of INTL FCStone common stock to key employees of the Company. Awards that expire or are canceled generally become available for issuance again under the Plan. INTL FCStone generally settles stock option exercises with newly issued shares of common stock.

There were 21,000 stock options awarded to the Company's employees during the year ended September 30, 2017. The strike price of $38.77 is equivalent to the January 6, 2017, grant date market value of INTL FCStone's stock. The grant date fair value, calculated using the Black-Scholes option pricing model, was $8.67 per share based on assumptions including a risk-free rate of 0.99%, no dividends, volatility of 30.55% and an expected life of 3.08 years.

Stock option activity of the Company during the year ended September 30, 2017 is as follows:

	Number of Options Outstanding		Weighted Average Exercise Price	Weighted Average Remaining Term (in years)	Aggregate Intrinsic Value (in millions)	
Balances at September 30, 2016	433,663	$	36.88	2.18	$	3.6
Granted	21,000	$	38.77			
Exercised	(38,335)	$	19.61			
Forfeited	(8,832)	$	26.93			
Expired	(180,499)	$	54.23			
Balances at September 30, 2017	226,997	$	26.56	2.86	$	2.7
Exercisable at September 30, 2017	59,848	$	24.01	2.26	$	0.9

The intrinsic value of options exercised in fiscal 2017 was approximately $700,000, determined as of the exercise date.

Note 14 - Retirement Plans

Defined Benefit Retirement Plans

The Company participates in the qualified and nonqualified noncontributory retirement plans of FCStone Group, Inc., an affiliate. The retirement plans are defined benefit pension plans that cover certain employees of the Company. The plans were closed to new employees hired subsequent to April 1, 2006, and amended effective September 1, 2008, to freeze all benefit accruals, therefore no additional benefits accrue for active participants under the plans. Information on the overall costs and funded status of FCStone Group Inc.'s plans are included for informational purposes only.

FCStone Group's net liability for retirement costs as of September 30, 2017 had an unfunded status of approximately $100,000. As of September 30, 2017, FCStone's plans have accumulated benefit obligations and projected benefit obligations of approximately $36,500,000, which are in excess of plan assets of approximately $36,400,000.

Defined Contribution Retirement Plan

The Company offers participation in the INTL FCStone Inc. 401(k) Plan ("401(k) Plan"), a defined contribution plan providing retirement benefits, to all employees who have reached 21 years of age, and provided four months of service to the Company. Employees may contribute from 1% to 80% of their annual compensation to the 401(k) Plan, limited to a maximum annual amount as set periodically by the Internal Revenue Service. The Company makes matching contributions to the 401(k) Plan in an amount equal to 62.5% of each participant's eligible elective deferral contribution to the 401(k) Plan, up to 8% of employee compensation. Matching contributions vest, by participant, based on the following years of service schedule: less than two years - none, after two years - 33%, after three years - 66%, and after four years - 100%. During the year ended September 30, 2017, the Company contributed $2,525,840 to this plan.

Note 15 - Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of the Company's deferred tax assets and liabilities as of September 30, 2017 are as follows (in thousands):

Deferred tax assets:		
Net operating losses	$	3,610
Amortization of intangibles		2,446
Accrued compensation		1,403
Share-based compensation		385
Deferred rent		492
Other assets		239
Total gross deferred tax assets		8,575
Less valuation allowance		(1,725)
Total deferred tax assets		6,850
Deferred tax liabilities:		
Furniture, equipment, and leasehold improvements		(396)
Prepaid expenses		(465)
Unrealized gains on marketable securities and exchange memberships		(3,246)
Total deferred tax liabilities		(4,107)
Deferred income taxes, net	$	2,743

As of September 30, 2017, the Company has net operating loss carryforwards for state income tax purposes of $1,866,303, net of valuation allowances, which are available to offset future state taxable income. The net operating loss carryforwards expire in tax years ending in 2020 through 2036.

The valuation allowance for deferred tax assets as of September 30, 2017 is $1,724,884, and is primarily related to state net operating loss carryforwards that, in the judgment of management, are not more likely than not to be realized. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some or all of the deferred tax assets will not be realized. When evaluating the need for a valuation allowance, the Company considers the operating and tax results of INTL FCStone, as income taxes are allocated to the Company on a pro-rata basis. The valuation allowance increased $1,024,993, of which $642,174 was due to the SALI merger.

INTL FCStone earned U.S. federal, state, and local taxable income (losses) for the years ending September 30, 2017, 2016, and 2015 of $(27,363,100), $(9,650,419), and $16,514,823, respectively. The differences between actual levels of past taxable income (losses) and pre-tax book income (losses) are primarily attributable to temporary differences in these jurisdictions. INTL FCStone considered the existence of deferred tax liabilities and available tax planning strategies when evaluating the realizability of deferred tax assets. Based on the reversal of deferred tax liabilities and tax planning strategies that can be implemented by INTL FCStone, management believes that it is more likely than not that the Company will realize the tax benefit of the deferred tax assets, net of the existing valuation allowance, within approximately 11 years.

INTL FCStone has open tax years that include the activities of the Company, ranging from September 30, 2010 through September 30, 2017 with various taxing authorities.

Note 16 - Transactions with Affiliated Companies

The Company contracts with INTL Custody & Clearing Solutions, Inc. ("ICCS") and SA Stone Wealth Management, Inc. ("SAWM"), broker-dealer affiliates, and INTL Advisory Consultants, Inc. ("IACI"), a registered investment advisor affiliate, to serve as their securities clearing and carrying broker, to clear and perform the majority of other back office operations, and to maintain and preserve all books and records required by applicable provisions of laws and applicable rules of the SEC. Under the terms of the agreements, ICCS, SAWM, and IACI have ultimate responsibility for any loss, liability, damage, cost, or expense incurred as a result of the failure of any account to make timely payment for the securities purchased or timely and good delivery of securities sold on the account. The Company as the securities clearing and carrying broker for ICCS, SAWM, and IACI maintains cash and cash equivalent accounts on their behalf. The Company serves as the custodian for securities, cash, and other property owned by or in fiduciary accounts of ICCS, SAWM, and IACI. The Company includes the assets in proprietary accounts of ICCS and SAWM as allowable assets in its net capital computation as the Company has entered into PAB agreements. As of September 30, 2017, the Company held cash and cash equivalents of $1,828,152, $9,310,951, and $494,726 on behalf of ICCA, SAWM, and IACI, respectively, which are included within payables to customers on the statement of financial condition.

In the ordinary course of business, the Company completes transactions and pays certain costs on behalf of the Parent and affiliated subsidiaries of INTL FCStone. As of September 30, 2017, the Company had receivables from affiliates of $1,198,972, primarily related to revenues charged to affiliates and the reimbursement of expenses paid on behalf of affiliates. Additionally, the Company pays introducing broker commissions and management fees, discussed above, to certain affiliates based on revenues generated for the Company, and reimburses certain affiliates for costs paid on its behalf. As of September 30, 2017, the Company had payables to affiliates of $37,827,548 related to introducing broker commissions and management fees and reimbursement of expenses. There can be no assurances that such transactions would have occurred under the same terms and conditions with an unrelated party. The Company settles its receivable and payable balances with its affiliates in a timely manner.

The Company has commodity futures and options on futures accounts for its customers with its affiliates. In addition, the Company maintains commodity futures and options on futures accounts on behalf of its affiliates and the customers of its affiliates. As of September 30, 2017 the net balances of these accounts, which totaled $52,963,934 and $125,996,668, are included in deposits with and receivables from broker-dealers, clearing organizations and counterparties and payables to customers, respectively, on the statement of financial condition.

Note 17 - Financial Instruments with Off-Statement of Financial Condition Risk

The Company is a party to financial instruments in the normal course of its business of execution, settlement, and financing of customer trading accounts in various securities and exchange-traded derivative instruments. These instruments are primarily the execution of orders for securities and commodity futures and options on futures contracts on behalf of its customers, which are transacted on a cash or margin basis. These activities may expose the Company to off-statement of financial condition risk in the event the customer or other broker is unable to fulfill its contractual obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. Margin transactions may expose the Company to significant credit risk in the event margin requirements are not sufficient to fully cover losses which customers may incur. The Company controls the risks associated with these transactions by requiring customers to maintain margin deposits in compliance with various regulatory requirements, individual exchange regulations, and internal guidelines. The Company monitors required margin levels daily and, therefore, may require customers to deposit additional collateral or reduce positions when necessary.

The Company also establishes contract limits for customers, which are monitored daily. The Company evaluates each customer's creditworthiness on a case-by-case basis. Clearing, financing, and settlement activities may require the Company to maintain funds with or pledge securities as collateral with other financial institutions. Generally, these exposures to both customers and exchanges are subject to netting, or customer agreements, which reduce the exposure to the Company by permitting receivables and payables with such customers to be offset in the event of a customer default. Management believes that the margin deposits held are adequate to minimize the risk of material loss that could be created by positions held as of September 30, 2017. Additionally, the Company monitors collateral fair value on a daily basis and adjusts collateral levels in the event of excess market exposure. Generally, these exposures to both customers and counterparties are subject to master netting, or customer agreements which reduce the exposure to the Company.

Derivative financial instruments involve varying degrees of off-statement of financial condition market risk whereby changes in the fair values of underlying financial instruments may result in changes in the fair value of the financial instruments in excess of the amounts reflected in the statement of financial condition. Exposure to market risk is influenced by a number of factors, including the relationships between the financial instruments and the Company's positions, as well as the volatility and liquidity in the markets in which the financial instruments are traded. The principal risk components of financial instruments include, among other things, interest rate volatility, the duration of the underlying instruments and changes in commodity pricing and foreign exchange rates. The Company attempts to manage its exposure to market risk through various techniques. Aggregate market limits have been established and market risk measures are routinely monitored against these limits.

As a broker-dealer in U.S. Treasury obligations, U.S. government agency obligations, and agency mortgage-backed and asset-backed obligations, the Company is engaged in various securities trading, borrowing and lending activities with institutional counterparties. The Company's exposure to credit risk associated with the nonperformance of counterparties in fulfilling their contractual obligations pursuant to these securities transactions and market risk associated with the sale of securities not yet purchased can be directly impacted by volatile trading markets which may impair their ability to satisfy outstanding obligations to the Company. In the event of non-performance and unfavorable market price movements, the Company may be required to purchase or sell financial instruments, which may result in a loss to the Company.

The Company does not anticipate non-performance by counterparties in the above situations. The Company has a policy of reviewing the credit standing of each counterparty with which it conducts business. The Company has credit guidelines that limit the Company's current and potential credit exposure to any one counterparty. The Company administers limits, monitors credit exposure, and periodically reviews the financial soundness of counterparties. The Company manages the credit exposure relating to its trading activities in various ways, including entering into collateral arrangements and limiting the duration of exposure. Risk is mitigated in certain cases by closing out transactions and entering into risk reducing transactions.

Note 18 - Business and Credit Concentrations

The Company and its subsidiaries are engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

A significant portion of the Company's customers are concentrated in the agricultural and energy sectors and related industries and the Company could be impacted by government policies and regulations affecting those industries. Economic forces, including agricultural commodity, energy, and financial markets, as well as government policies and regulations affecting the agricultural sector and related industries could adversely affect its operations and profitability. Agricultural production and trade flows are significantly affected by government policies and regulations which might include items, such as taxes, tariffs, duties, subsidies, and import and export

restrictions on agricultural commodities and commodity products. These policies and regulations can influence industry profitability, the planting of certain crops versus other uses of agricultural resources, the location and size of crop production, whether unprocessed or processed commodity products are traded, and the volume and types of imports and exports.

INTL FCStone Financial Inc.
Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities Act of 1934
September 30, 2017
(Amounts in thousands)

Total stockholder's equity			$	257,259
Deductions and/or charges:				
Nonallowable assets:				
Receivables from brokers or dealers and clearing organizations - other	$	99		
Receivables from customers - securities accounts		732		
Receivables from customers - commodity accounts		8,692		
Receivables from non-customers		1,202		
Securities owned not readily marketable, at cost		2,371		
Exchange memberships		5,684		
Investment in and receivables from affiliates		1,198		
Property and equipment, net		4,260		
Goodwill and intangible assets, net		19,994		
Other assets		9,313		
Total non-allowable assets		53,545		
Additional charges for customers' and noncustomers' security accounts		324		
Additional charges for customers' and noncustomers' commodity accounts		384		
Aged fails-to-deliver		1,501		
Commodity futures contracts and spot commodities proprietary capital charges		742		
Other deductions and/or charges		9,724		
Total deductions and/or charges				66,220
Net capital before haircuts on securities positions (tentative net capital)				191,039
Haircuts on securities:				
U.S. and Canadian government obligations		18,242		
State and municipal government obligations		2,147		
Corporate obligations		1,785		
Stocks and warrants		11,840		
				34,014
Net capital				157,025
Net capital requirement, as computed below				73,950
Excess net capital above requirement			$	83,075
Computation of alternative net capital requirement:				
Risk based requirement				
Amount of customer risk maintenance margin requirement	$	840,683		
8% of customer risk maintenance margin requirement			$	67,255
Amount of non-customer risk maintenance margin requirement	$	83,688		
8% of non-customer risk maintenance margin requirement				6,695
			$	73,950
Minimum dollar amount requirement			$	1,000
Minimum CFTC net capital requirement			$	73,950
CFTC early warning level (110% of risk based requirement)			$	81,345

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 filing as filed on October 25, 2017. See accompanying report of independent registered public accounting firm.

INTL FCStone Financial Inc.
Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3 of the Securities Act of 1934
September 30, 2017
(Amounts in thousands)

Credit Balances

Free credit balances and other credit balances in customers' security accounts	$	40,170
Monies borrowed collateralized by securities carried for the accounts of customers		3,595
Monies payable against customers' securities loaned		41,169
Customers' securities failed to receive		22,011
Customer balance in firm accounts, which are attributable to principal sales to customers		51
Market value of stock dividends, stock splits, and similar distributions receivable outstanding over 30 calendar days		5
Market value of short securities and credits (not to be offset by longs or by debits) in all suspense account over 30 calendar days		1,408
Total credit items	$	108,409

Debit Balances

Debit balances in customers' accounts, excluding unsecured accounts	$	95,098
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver		3,477
Failed to deliver on customers' securities not older than 30 calendar days		18,355
Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in customer accounts		3,595
Aggregate debit items		120,525
Less 3% of aggregate debit items		(3,616)
Total debit items	$	116,909

Reserve computation

Excess of total debits over total credits	$	8,500
Amount held on deposit in "Reserve Bank Account" including value of qualified securities at end of reporting period	$	7,243

Note: There are no material differences between the preceding computation of the reserve requirement and the Company's corresponding unaudited Part II of Form X-17A-5 filing as filed on October 25, 2017.

See accompanying report of independent registered public accounting firm.

INTL FCStone Financial Inc.
Computation for Determination of PAB Reserve Requirements
Pursuant to Rule 15c3-3 of the Securities Act of 1934
September 30, 2017
(Amounts in thousands)

Credit Balances

Free credit balances and other credit balances in PAB security accounts	$	12,619
Monies payable against PAB securities loaned		9
PAB securities failed to receive		800
Customer balance in firm accounts, which are attributable to principal sales to PAB		10
Other		160
Total credit items	$	13,598

Debit Balances

Debit balances in PAB cash and margin accounts, excluding unsecured accounts	$	4,740
Failed to deliver on PAB securities not older than 30 calendar days		191
Total debit items	$	4,931

Reserve computation

Excess of total credits over total debits	$	8,667
Excess debits in customer reserve formula computation	$	8,500
PAB Reserve Requirement	$	167
Amount held on deposit in "Reserve Bank Account" including value of qualified securities at end of reporting period	$	13,460

Note: There are no material differences between the preceding computation of the PAB reserve requirement and the Company's corresponding unaudited Part II of Form X-17A-5 filing as filed on October 25, 2017.

See accompanying report of independent registered public accounting firm.

INTL FCStone Financial Inc.
Information Relating to Possession or Control Requirements
Pursuant to Rule 15c3-3 of the Securities Act of 1934
September 30, 2017

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by the respondent within the time frames specified under Rule 15c3-3.

   A. Market Value $0

   B. Number of items   None

2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags that result from normal business operations" as permitted under Rule 15c3-3.

   A. Market Value $19,142

   B. Number of items   6

   Note: There are no material differences between the preceding computation of the possession or control requirement and the Company's corresponding unaudited Part II of Form X-17A-5 filing as filed on October 25, 2017.

   See accompanying report of independent registered public accounting firm.

INTL FCStone Financial Inc.
Schedule of Segregation Requirements and Funds in Segregation
for Customers' Regulated Commodity Futures and Options Accounts Pursuant to Section 4d(2) under the
Commodity Exchange Act
September 30, 2017
(Amounts in thousands)

Segregation requirements:		
Net ledger balance – cash	$	1,862,984
Net ledger balance – securities (at market)		182,169
Net unrealized profit in open futures contracts traded on a contract market		147,422
Fair value of open option contracts purchased on contract markets		989,862
Fair value of open option contracts sold on contract markets		(987,326)
Net equity		2,195,111
Add accounts liquidating to a deficit and accounts with debit balances		1,592
Less: amount offset by customer securities		(1,010)
Amount required to be segregated		2,195,693
Funds in segregated accounts:		
Deposited in segregated funds bank accounts:		
Cash		230,997
Securities held for particular customers or option customers in lieu of cash (at market)		1,615
Margins on deposit with clearing organizations of contract markets:		
Cash		1,787,652
Securities representing investments of customers' funds (at market)		38,906
Securities held for particular customers or option customers in lieu of cash (at market)		159,574
Net settlement due to derivatives clearing organizations of contract markets		5,741
Exchange-traded options:		
Value of open long option contracts		989,862
Value of open short option contracts		(987,326)
Segregated funds on hand		20,980
Total amount in segregation		2,248,001
Excess funds in segregation	$	52,308
Management target amount for excess funds in segregation	$	35,000
Excess funds in segregation over management target for excess funds	$	17,308

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 filing as filed on October 25, 2017.

See accompanying report of independent registered public accounting firm.

INTL FCStone Financial Inc.
Schedule of Secured Amounts and Funds Held in Separate Accounts for
Foreign Futures and Foreign Options Customers
Pursuant to Regulation 30.7 under the Commodity Exchange Act
September 30, 2017
(Amounts in thousands)

Funds deposited in separate Regulation 30.7 accounts:		
Cash in bank	$	102,116
Securities in safekeeping with banks located in the United States		—
Equities with registered futures commission merchants:		
Cash		16,793
Fair value of open option contracts purchased on contract markets		—
Fair value of open option contracts sold on contract markets		—
Amounts held by clearing organizations of foreign boards of trade:		
Cash		7,775
Settlement		123
Fair value of open option contracts purchased on contract markets		379
Fair value of open option contracts sold on contract markets		(283)
Amounts held by members of foreign boards of trade:		
Cash		38,092
Value of long option contracts		349
Value of short option contracts		(248)
Total funds in separate Section 30.7 accounts		165,096
Amount required to be set aside in separate Section 30.7 accounts		148,743
Excess funds set aside for secured amount	$	16,353
Management target amount for excess funds in separate Section 30.7 accounts	$	8,000
Excess funds in separate Section 30.7 accounts over management target amount excess	$	8,353

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 filing as filed on October 25, 2017.

See accompanying report of independent registered public accounting firm.